Filed by Crown PropTech Acquisitions

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crown PropTech Acquisitions

Commission File No. 001-40017

Imperial Capital Security Investor Conference December 2021 Simply better security, experience, and insights.

Disclaimer

This presentation is for informational purposes only, and does not constitute an offer to sell or purchase, or the solicitation of an offer to sell, buy, or subscribe for Securities, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law prior to registration or qualification under the securities laws of any such jurisdiction. The Company reserves the right to update or supplement the information provided in this presentation.

This presentation shall remain the property of the Company. The Company reserves the right to require the return of this presentation (together with any copies or extracts thereof) at any time. By its acceptance hereof, each recipient agrees that neither it nor its agents, representatives, directors, or employees will copy, reproduce, or distribute to others this presentation, in whole or in part, at any time without the prior written consent of the Company and that it will keep confidential all information contained herein or otherwise obtained from the Company.

The Company has entered into an agreement for a potential business combination (the "Business Combination") with Crown PropTech Acquisitions ("Crown").

Forward-Looking Statements

This presentation and the accompanying oral presentation contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21 E of the Securities Exchange Act of 1934, as amended, (collectively, "forward-looking statements"), including, but not limited to, statements regarding expectations, hopes, beliefs, intentions and strategies regarding the future with respect to the Company. All statements other than statements of historical fact contained in this presentation, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Brivo, market size and growth opportunities, and competitive position and technological and market trends are forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which are difficult to predict or quantify. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "expect," "plan," "intend," "target," "project," "predict," "potential," "explore," "forecast" or "continue" or the negative of these terms or other similar words. Brivo has based these forward-looking statements largely on its current expectations, projections and assumptions and on information available as of the date of this presentation. The Company does not assume any obligation to update any forward-looking statements after the date of this presentation, except as required by law.

The forward-looking statements contained in this presentation and the accompanying oral presentation are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results or outcomes to be materially different from any future results or outcomes expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and other factors include, but are not limited to, (1) those related to the consummation of the Business Combination, including, but not limited to, satisfaction or waiver (if applicable) of the conditions to the Business Combination, including with respect to the approval of the stockholders of Crown; (2) the ability to maintain the listing of the combined company's securities on the NYSE; (3) the inability to complete the financing of the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations of the Company as a result of its announcement and consummation; (5) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Business Combination; (8) the possibility the Company may be adversely affected by other economic, business, and/or competitive factors, including the COVID-19 pandemic; (9) the outcome of any legal proceedings that may be instituted against the Company or any of its directors or officers; (10) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; (11) the Company's operations and business and financial performance; (12) the Company's ability to attract and retain customers; (13) the combined company's ability to up-sell and cross-sell to customers, the success of the Company's customers' development programs, which will drive future revenues, and the Company's ability to execute on its business strategy; (14) the ability of the combined company to compete effectively and its ability to manage growth and (15) other risks and uncertainties included in slides 40-46 herein and as indicated from time to time in the final prospectus, dated February 8, 2021, relating to Crown's initial public offering, Crown's quarterly report on Form 10-Q, dated August 16, 2021, and, when available, the preliminary proxy statement/prospectus of Crown related to the Business Combination, including those under the "Risk Factors" section included therein, and other documents filed or to be filed with the SEC by Crown. Moreover, we operate in a competitive and rapidly changing environment, and new risks may emerge from time to time.

You should not put undue reliance on any forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved, if at all.

It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the markets in which we operate or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make.

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Disclaimer (cont'd.)

Preliminary Financial Information

This presentation contains projected financial information or forecasts with respect to Brivo. Such projected financial information and forecasts constitute forward-looking statements and are included for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information and forecasts are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information and forecasts. See the "Forward-Looking Statements" paragraph above. Actual results may differ materially from the results contemplated by the projected financial information and forecasts contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projected financial information and forecasts will be achieved.

In preparing and making the forward-looking statements contained in this presentation, Brivo has made a number of economic, market, and operational assumptions. Notably, statements regarding the Company's future financial performance and related financial projections are, without limitation, subject to material assumptions regarding the Company's ability to economically manufacture and distribute its products at scale and meet its customers' business needs and the Company's ability to successfully execute its growth strategy. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed to be reasonable at the time they were made, subject to greater uncertainty. In addition, without limiting the generality of the foregoing, no audit or review has been undertaken by an independent third party of the financial assumptions, data, results, calculations and forecasts contained, presented or referred to in this presentation. You should conduct your own independent investigation and assessment as to the validity of the information contained in this presentation and the economic, financial, regulatory, legal, taxation, stamp duty and accounting implications of that information.

All amounts in this presentation are presented in U.S. dollars.

Intellectual Property

This presentation contains trademarks, service marks, trade names, copyrights, and products of the Company and other companies, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names, copyrights, or products in this presentation is not intended to, and does not, imply a relationship with the Company, or an endorsement of or sponsorship by the Company. Solely for convenience, the trademarks, service marks, and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent permitted under applicable law, their rights or the right of the applicable licensor in such trademarks, service marks and trade names.

Industry and Market Data

This presentation relies on and refers to certain information and statistics based on estimates by Brivo's management and/or obtained from third party sources which the Company believes to be reliable. Brivo has not independently verified the accuracy or completeness of any such third party information, which involves elements of subjective judgment and analysis that may or may not prove to be accurate. None of the Company, its affiliates, or any third parties that provide information to the Company, or its affiliates, such as market research firms, guarantees the accuracy, completeness, timeliness, or availability of any information. None of the Company, its affiliates, or any third parties that provide information to the Company, and its affiliates, such as market research firms, is responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. The Company may have supplemented such information where necessary, taking into account publicly available information about other industry participants and the Company's management's best view as to information that is not publicly available.

The Company does not give any express or implied warranties with respect to the information included herein, including, but not limited to, any warranties regarding its accuracy or of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential damages, costs, expenses, legal fees, or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein.

Important Information for Investors and Stockholders

In connection with the proposed Business Combination, Crown has filed a registration statement on Form S-4, including a joint proxy statement/prospectus (the "Registration Statement"), with the SEC, which will include a preliminary proxy statement, and following review by the SEC, a definitive proxy statement to be distributed to holders of Crown's common stock in connection with Crown's solicitation of proxies for the vote by Crown's stockholders with respect to the proposed Business Combination and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to the Company's stockholders in connection with the proposed Business Combination. The definitive proxy statement included in the Registration Statement and other relevant documents will be sent or given to the stockholders of Crown as of a record date to be established for voting on the Business Combination and will contain important information about the proposed Business Combination and related matters. Crown's stockholders and other interested persons are advised to read, when available, the proxy statement/prospectus, and any amendments thereto and any other documents filed with the SEC because they will contain important information about the proposed Business Combination. When available, the joint definitive proxy statement/prospectus will be mailed to Crown stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC's website at www.sec.gov.

Participations in Solicitation

Crown, the Company and their respective directors, managers and officers may be deemed participants in the solicitation of proxies of stockholders in connection with the proposed Business Combination. Crown stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors, managers and officers of Crown in Crown's Registration Statement on Form S-1 initially filed with the SEC on January 21, 2021. Additional information will be available in the definitive proxy statement included in the Registration Statement when it becomes available.

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4 Brivo An enterprise access management and smart spaces platform for corporate, commercial and multifamily buildings, supporting a complete product ecosystem across SaaS, mobile, and connected devices.

Transaction with Crown Proptech Transaction Structure Business combination with Crown PropTech Acquisitions (NYSE: CPTK), a publicly listed special purpose acquisition company with $276 million cash in trust; PIPE of $75 million. (1) Valuation $808 million pro forma enterprise value. Attractively valued entry multiple (7.3x 2022E revenue) for a high growth business. (1) Assumes no redemptions. PIPE to be structured as convertible note. 60+ years of combined experience in real estate management and transactions, branding assets, and integrating emerging technologies.

6 Apps & Devices APIs & Partners Brivo’s ecosystem for enterp r ise , commercial, and multifamily

Brivo is the foundational platform for smart spaces Mobile Apps Video Intercom Visitor Management Smart Apartment Base Building Access Control Enterprise Dashboard & Analytics Package Delivery Self Guided Tours Integrated Surveillance Office Access Readers Control Panels Gateways Smart Locks Intercom Cameras Sensors

Brivo delivers tailored mobile experiences 8 Tenant Experience Resident Experience Management Experience Integrator Experience

Agriculture Airports Arts CRE Daycare Education Entertainment Finance Food Service Government Gyms Healthcare Industrial Logistics Manufacturing Mining Multifamily Offices Professional Sports Retail Religious Science Transportation Utilities Warehouses Wholesale Brivo’s customers span the commercial horizon Zoos

44,500+ COMMERCIAL ACCOUNTS 300+ M SQ.FT UNDER MANAGEMENT 120% NET $ RETENTION (Q2 2020A) 72 ,000+ CUSTOMER SITES 330,000+ MANAGED ENTRIES ZERO CAC PAYBACK PERIOD 1,500+ AUTHORIZED DEALERS 1 MILLION MOBILE CREDENTIALS 6.1X LTV/CAC Brivo’s core metrics demonstrate growth and scale

Four secular trends driving the market New Normal PropTech Boom Health & Safety Cloud Inflection

A large and growing $70bn market Majority of SaaS opportunity concentrated in Brivo’s primary markets “Smart Building technology is now seeing a surge of interest and adoption like never before.“ Metaprop Current State of Smart Buildings May 2021 Adjacencies $42 bn $28 bn Products SaaS Total TAM (2021) $70 bn Source: Data derived from leading third party consultant reports ( Omdia , Gartner, Group337, Deloitte, AEW), Yardi, National Multifamily Housing Council, National Association of REITs, S&P Global Int elligence, US Census, Eurostat and EU demographic agencies. Enterprise $15bn Commercial $14bn Multifamily $13bn

Sales Team Expansion SaaS Expansion of domestic and international sales teams and roles Help customers expand with investments in design, execution, & customer success Higher recurring revenue per account through new SaaS layers and upsells Tested path for adding new products to existing channels and increasing sales Customer Success SaaS Service Expansion Product Expansion Brivo’s growth levers are repeatable and scalable

14 Neural Networks learn the patterns of every person in your buildings and let you know when they appear to be abnormal. Neural Networks

15 Reduces the time and tedium of searching video by finding the best frame with a relevant facial image. M a chine Learning

16 An embedded Business Intelligence tool helps you find the answers to the questions that only you can ask. Open Analytics

2021E – 2025E Revenue CAGR +55% Revenue Forecast $72 2021 $110 2022 $179 2023 $290 2024 $417 2025 2021 2022 2023 2024 2025 Subscriptions are a Significant Portion of Total Revenues 43% 44% 48% 52% 58% Expected high growth platform Please refer to “Disclaimer” on Slides 2 and 3 including under the headers “Forward - Looking Statements” and “Financial Informati on” for the disclaimer regarding the forecasts and projections included in this presentation. Subscriptions Hardware

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